SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401 (k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

(Continued)

401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

(Continued)

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Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
June 28, 2007

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NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (note 3):
Cash and money market funds	$200,484	4,792
Collective investment fund	3,744,790	3,009,448
Bond mutual funds	2,038,871	1,599,901
Common stock of NBT Bancorp Inc.	34,400,235	30,098,964
Domestic equity mutual funds	18,125,758	14,310,491
Foreign equity mutual funds	2,221,874	1,801,501
Participant loans receivable	665,745	611,442
Total investments	61,397,757	51,436,539
Employer contribution receivable	346,984	637,623
Total plan assets	61,744,741	52,074,162
Liabilities:
Excess contributions due to plan sponsor	65,261	61,546
Net assets available for plan benefits at fair value	61,679,480	52,012,616
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	35,998	34,357
Net assets available for plan benefits	$61,715,478	52,046,973

See accompanying notes to financial statements.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Contributions:
Participants	$2,525,031	2,510,491
Employer	1,345,197	1,391,052
Rollovers	107,081	471,522
Total contributions	3,977,309	4,373,065
Investment income:
Net realized and unrealized gain (loss) on investments	7,226,855	(4,394,636)
Interest	46,753	36,741
Dividends	1,374,146	968,087
Net investment income	8,647,754	(3,389,808)
Total increase	12,625,063	983,257
Deductions from net assets attributed to:
Transfer from (to) another plan	1,867,176	(3,819,401)
Distributions	(4,823,734)	(3,998,215)
Net increase (decrease) in net assets	9,668,505	(6,834,359)
Net assets available for plan benefits:
Beginning of year	52,046,973	58,881,332
End of year	$61,715,478	52,046,973

See accompanying notes to financial statements.

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NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

Contributions

Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Participants must be actively employed on the last day of the year to share in this discretionary contribution, which is allocated to participants based on compensation. During 2006 and 2005, discretionary contributions of $346,984 and $637,623, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2007 and 2006, respectively.

Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including the NBT Bancorp Inc. common stock fund. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

(Continued)

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Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2006 and 2005, forfeitures from nonvested accounts totaled and $33,020 and $64,269, respectively. Forfeiture account balances totaled $4,970 and $112,032 at December 31, 2006 and 2005, respectively.

Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made approximated $11,636,192 and $8,650,796 as of December 31, 2006 and 2005, respectively.

Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account can be paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(Continued)

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Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Amounts in the prior year’s financial statements are reclassified when necessary to conform with the current year’s presentation.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Plan Benefit as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Assets Available for Benefits for any period presented.

Transfers of Plan Assets

In March 2005, the Plan Sponsor sold its broker/dealer subsidiary, M. Griffith, Inc. In connection with this sale, certain of the Plan’s net assets were transferred out of the Plan.

(Continued)

Index

On February 10, 2006, the Sponsor acquired CNB Bancorp, Inc. and its wholly owned subsidiary, City National Bank & Trust Company (CNB Bank). On March 1, 2006, the City National Bank & Trust Company Profit Sharing Plan sponsored by CNB Bank was merged with and into the Plan. From the date of the merger of the holding companies, until the date of the merger of the plans, participant contributions were made to the City National Bank & Trust Company Profit Sharing Plan.

Management of the Company believes that both transfers were tax-exempt transactions under the applicable provisions of the Internal Revenue Code, and therefore, are not subject to federal income taxes.

Investments Held in Trust

The Plan’s investments are stated at fair value on the Statement of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts (see New Accounting Pronouncement above). Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Fair values of mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Loans to participants are carried at the unpaid principal balance, which approximates fair value.

The collective investment fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or open-end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

Index

Investments

The fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2006 or 2005 are as follows:

	2006	2005
Collective investment funds:
Federated Capital Preservation Fund	$3,744,790	3,009,442
Domestic equity mutual funds:
American Funds Growth Fund of America	4,502,170	3,840,240
Common stock:
NBT Bancorp Inc.	34,400,235	30,098,964

During 2006 and 2005, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2006	2005
Bond mutual funds	$(5,771)	(37,468)
Common stock of NBT Bancorp Inc.	5,280,250	(5,417,329)
Domestic equity mutual funds	1,617,684	921,776
Foreign equity mutual funds	334,692	138,385
Net realized and unrealized gain (loss) on investments	$7,226,855	(4,394,636)

(Continued)

Index

Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions for the years ended December 31, 2006 and 2005, respectively, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

	2006	2005
Fair value of NBT Bancorp Inc. common stock at December 31, 2005	$27,363,793	32,655,111
Contributions	1,345,197	1,391,052
Dividends	1,050,196	1,071,542
Net realized and unrealized appreciation (depreciation)	4,867,743	(5,678,158)
Distributions	(2,942,379)	(2,075,754)
Fair value of NBT Bancorp Inc. common stock at December 31, 2006	$31,684,550	27,363,793

Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s Sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

During January 2005, the Plan’s recordkeeper, EPIC, was acquired by NBT Bancorp, Inc., the Plan’s sponsor.

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Schedule 1
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2006

	Identity of issuer borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current value
	Cash	Cash	**		$200,202
	Federated Prime Obligation Fund	Money market fund	**		282
	Federated Capital Preservation Fund	Collective investment fund	**		3,780,788
	Dodge & Cox Income	Bond mutual fund, 66,871 shares	**		840,572
	Vanguard Intermediate US Treasury	Bond mutual fund, 111,366 shares	**		1,198,299
	American Funds Growth Fund of America	Equity mutual fund, 138,742 shares	**		4,502,170
	Vanguard Capital Opportunity	Equity mutual fund, 6,179 shares	**		523,671
	Columbia Acorn	Equity mutual fund, 27,163 shares	**		807,016
	Federated Capital Appreciation Fund	Equity mutual fund,115,712 shares	**		2,833,778
	FPA Capital	Equity mutual fund, 15,700 shares	**		650,620
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 14375 shares	**		771,798
	Royce Low Price Stock	Equity mutual fund, 25,309 shares	**		425,946
	Dodge & Cox Stock Fund	Equity mutual fund, 11,918 shares	**		1,828,924
	Dodge & Cox Balance Fund	Equity mutual fund, 31,932 shares	**		2,780,649
	Janus Mid Cap Value Investment	Equity mutual fund 25,723 shares	**		612,472
	Vanguard 500 Index Fund	Equity mutual fund, 17,620 shares	**		2,300,988
	Fidelity Low Price Stock	Equity mutual fund, 2,015 shares	**		87,726
	American Funds New Perspective Fund	Foreign equity mutual fund, 70,828 shares	**		2,221,874
*	NBT Bancorp Inc.	Common stock, 1,348,500 shares	22,989,335	***	34,400,235
*	Participant loans receivable	Interest rates-5.00%-10.00%	**		665,745
					$61,433,755

*	Party-in-interest.
**	Cost omitted for these participant directed investments.
***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying report of independent registered public accounting firm.

(Continued)

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SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2007	NBT BANCORP INC. 401 (k) AND EMPLOYEE
OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and Director of
Human Resources and Member of the 401 (k) Plan
Administrative Committee of the NBT Bancorp Inc.
401 (k) and Employee Stock Ownership Plan

(Continued)

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Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the incorporation by reference in the registration statement  (No. 333-97995) on Form S-8 of NBT Bancorp Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at end of year as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of NBT Bancorp Inc.

/s/ KPMG LLP
Albany, New York
June 28, 2007